Exhibit 99.2
Tencent Acquires 16 % of eLong in Strategic Investment, Expedia, Inc. Co-invests
eLong and Tencent to Cooperate to Bring Online Travel Services
to Millions of Internet Users in China
MAY 17, 2011 — BEIJING — eLong, Inc. (NASDAQ: LONG), a leading online travel service provider in China, today announced a strategic investment by Tencent Holdings Limited (SEHK 00700), one of the largest providers of Internet, mobile and telecommunication value-added services in China, as well as by Expedia, Inc., the world’s largest online travel company and eLong’s controlling shareholder.
Tencent has acquired approximately 16% of the outstanding shares for a total purchase price of $84.4 million and becomes the second largest shareholder of eLong. Expedia has acquired approximately 8% of the outstanding shares for $41.2 million and now holds 56% of the outstanding shares.
The strategic investment in eLong represents the first significant investment in the travel market by Tencent. eLong and Tencent plan to deepen their cooperation in the future, including forming a business partnership to develop online travel products and distribute eLong’s hotel supply to Tencent’s online community of 674 million1 active user accounts in China. eLong’s hotel supply portfolio now covers over 150,000 hotel properties worldwide, including more than 19,000 hotels in China, and more than 130,000 internationally through its seamless connection with Expedia.
“We at eLong could not be more excited about working with China’s online market leader to develop new travel offerings and give more Internet users access to the largest global selection of hotels in the world,” said Guangfu Cui, CEO of eLong. “Given Tencent’s user base and its reach across multiple platforms, including portal, mobile, instant messaging and social networking, we believe consumers throughout China will benefit from this partnership, while eLong and Expedia supply partners will enjoy incremental access to significant internet traffic and customers in China.”
“Tencent is focused on creating value for our users. We believe this partnership will combine our online platforms with eLong’s online travel expertise to bring innovative and quality online travel services to our users. Through the implementation of our open platform strategy, we will continue to enhance our service offering to fulfill users’ various lifestyle needs online,” said Martin Lau, President of Tencent Holdings Limited.
“China is a key region for us from a strategic perspective,” said Dara Khosrowshahi, president and CEO of Expedia, Inc. “Aligning ourselves with the online industry leader in China, and increasing our own investment in eLong, strengthens our position in this critical market, and will allow eLong to strengthen its outstanding online hotel services and provide air and hotel products to more and more customers in China.”
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[1]	As of Q1 2011, Tencent had 674 million active user accounts, which are defined as those logging into the network at least once during the last 30 days

Media enquiries
eLong, Inc.
Echo Yan
+86-10-6436-7570
ir@corp.elong.com
Expedia
Katie Fourcin
+1 425 679 7991
press@expedia.com
Tencent
Catherine Chan
+86 755 8601 3388 ext 88369/ +852 2520 1126
cchan#tencent.com
Jane Yip
+86 755 8601 3388 ext 81374/ +852 2520 1126
janeyip#tencent.com
About eLong
eLong, Inc. (NASDAQ: LONG) is a leading online travel company in China. Headquartered in Beijing, eLong has a national presence across China, and uses web-based distribution technologies and a 24-hour call center to provide consumers with accurate travel information and high quality online and offline hotel and air booking services. eLong’s products offer business and leisure customers meaningful savings and a worry-free travel booking experience by empowering consumers to make informed travel decisions by providing convenient, easy to use online features such as maps, destination guides, photographs, virtual tours, user reviews and search tools. In addition to a selection of more than 19,000 hotels in 700 cities across China, eLong also offers consumers the ability to make bookings at over 135,000 international hotels in more than 100 countries worldwide, and can fulfill domestic and international air ticket reservations in over 80 major cities across China. eLong operates websites including http://www.elong.com, http://www.elong.net, and http://www.xici.net.
About Tencent
Tencent aims to enrich the interactive online experience of Internet users by providing a comprehensive range of Internet and wireless value-added services. Through its various online platforms, including Instant Messaging QQ, web portal QQ.com, the QQ Game platform under Tencent Games, multi-media social networking service Qzone and wireless portal, Tencent services the largest online community in China and fulfills the user’s needs for communication, information, entertainment and e-Commerce on the Internet. Tencent has three main streams of revenues: Internet value-added services, mobile and telecommunications value-added services and online advertising. Shares of Tencent Holdings Limited are traded on the Main Board of the Stock Exchange of Hong Kong Limited, under stock code 00700. The Company became one of the 43 constituents of the Hang Seng Index (HSI) on June 10, 2008. For more information, please visit www.tencent.com/ir.
About Expedia, Inc.
Expedia, Inc. is the largest online travel company in the world, with an extensive brand portfolio that includes more than 90 localized Expedia.com®- and Hotels.com®-branded sites; leading U.S. discount travel site Hotwire®; leading agency hotel company Venere.com™; Egencia®, the world’s fifth largest corporate travel management company; the world’s largest travel community TripAdvisor® Media Group; destination activities provider ExpediaLocalExpert®; luxury travel specialist Classic Vacations®; and China’s second largest booking site eLong™. The company delivers consumers value in leisure and business travel, drives incremental demand and direct bookings to travel suppliers, and provides advertisers vast opportunity to reach the most valuable audience of in-market travel consumers anywhere through TripAdvisor Media Group and Expedia Media Solutions. Expedia also powers bookings for some of the world’s leading airlines and hotels, top consumer brands, high traffic websites, and thousands of active affiliates through Expedia® Affiliate Network. For more information, visit www.expediainc.com.

Forward-Looking Statements
Statements in this press release concerning the future business, plans, strategies, operating results, financial condition and objectives of management for future operations of Tencent, eLong, Inc. and/or Expedia, Inc. are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to any of Tencent, eLong, Inc. or Expedia are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause Tencent’s, eLong’s and/or Expedia’s actual results, performance, time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. In evaluating these statements, you should specifically consider the risks described in Tencent’s filings with the Hong Kong Stock Exchange and eLong’s and Expedia’s filings with the United States Securities and Exchange Commission, as applicable. Except as required by law, none of Tencent, eLong or Expedia assumes any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.

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